

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Jill Irvin, Esq.
Bumble Bee Foods, LLC
9655 Granite Ridge Drive, Suite 100
San Diego, CA 92123

      Re: Bumble Bee Foods, LLC
              Amendment No. 1 to Registration Statement on Form S-4
              Filed June 30, 2010
              File No. 333-166998

Dear Ms. Irvin:

      We have reviewed your amended filing and your response letter dated June 30, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4

Legality Opinions

1. Please obtain and file new or revised opinions which address each of the items noted in the following comments. To the extent that comments apply to more than one of the opinions, ensure that the corresponding changes are made to all affected opinions.

Exhibit 5.1

2. It appears that this opinion is intended to serve as the principal opinion. Insofar as it purports to cover "the legality of the Exchange Notes and the Exchange Guarantees," ensure that it clearly identifies all affected jurisdictions of the issuers and guarantors.. In that regard, it does not appear that the opinion addresses New Brunswick law.

3. To the extent that the opinion purports to extend to the securities of fewer than all issuers and guarantors, revise to make that clear and to specify where the remaining opinions may be found. In that regard, counsel identifies only certain guarantors in Schedule I, but does not appear to list the "Non-DE/NY Guarantors."

4. The assumption in letter (d) appears inappropriate under the circumstances insofar as it appears to relate to facts underlying and necessary to render the opinion regarding the valid and binding nature of the Exchange Notes provided in numbered paragraph 1.

Exhibit 5.2

5. The assumption which appears in lettered paragraph (l) appears inappropriate insofar as it is overly broad.

Exhibit 5.4

6. Not all material terms have been defined clearly, or in an appropriate place, such as the first time the abbreviation appears. Examples include CLS, the Coop, and ET. The reader should not need to refer to separate documents, such as Schedule I, to find such important definitions.

Exhibit 5.5

7. If the assumption in numbered paragraph 2.6 is retained, provide us with an explanation as to why the assumption is both necessary and appropriate.

Exhibits 5.2, 5.3, 5.4, and 5.5

8. These opinions include language limiting reliance on the opinion to the addressee and its legal advisor. However, security holders and potential investors also may rely upon the opinions as filed. Ensure that the new or revised opinions do not contain any inappropriate limitations on reliance.

Exhibit 99.1

9. Throughout the letter, you include suggestions that the reader has acknowledged, understood, or recognized certain items. Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that she or he has "read," "reviewed," or "understands" the terms of the exchange offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director